EXHIBIT 12.1

Ashford Hospitality Trust, Inc.

Ratio of Earnings to Fixed Charges

	Six Months	August 29, 2003
	Ended	to
	June 30, 2004	December 31, 2003
Earnings:
Income before minority interest (pre-tax)	2,905,530	(1,843,084)
Interest expense	2,410,412	374,223
Amortization of deferred financing costs	349,311	42,837
Minority interest	(500,264)	—

Total earnings	5,164,989	(1,426,024)

Fixed Charges:
Interest expense	2,410,412	374,223
Amortization of deferred financing costs	349,311	42,837

Total fixed charges	2,759,723	417,060

Net income before fixed charges	5,164,989	(1,426,024)
Divided by fixed charges	2,759,723	417,060

Ratio of earnings to fixed charges	1.87

Amount of Coverage Deficiency		(1,843,084)